# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Medicus Pharma Ltd., CIK 0001997296
CUSIP: 58471K202
Title of class of securities: Common shares, no par value
Address of issuer's principal executive offices: 300 Conshohocken State Road, Suite 200, West Conshohocken, Pennsylvania (PA), 19428
Date of event which requires filing of this statement: 09/04/2026
Filed by CIK 0001660525
Persons authorized to receive notices and communications: Dr. Raza Bokhari, 300 Conshohocken State Road, Suite 200, West Conshohocken, Pennsylvania (PA), 19428, 610-540-7515

## Reporting persons
- BOKHARI, RAZA (CIK 0001660525): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), other (OO); sole voting power 4,066,176; shared voting power 793,173; sole dispositive power 4,066,176; shared dispositive power 793,173; aggregate amount beneficially owned 4,859,349 (5.3% of the class)
  Comment: Includes (i) 1,125,000 common shares underlying stock options held by Dr. Raza Bokhari that are currently exercisable or will become exercisable within 60 days of the date hereof, (ii) 2,941,176 common shares held directly by Dr. Raza Bokhari and (iii) 793,173 common shares held by RBx Capital, LP, an entity controlled by Dr. Raza Bokhari. Dr. Raza Bokhari may be deemed the beneficial owner of the securities held by RBx Capital, LP. Dr. Raza Bokhari disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.
- RBx Capital, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 793,173; sole dispositive power 0; shared dispositive power 793,173; aggregate amount beneficially owned 793,173 (0.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common shares, no par value
Name of issuer: Medicus Pharma Ltd.
Address of issuer's principal executive offices: 300 Conshohocken State Road, Suite 200, West Conshohocken, Pennsylvania (PA), 19428

## Item 2. Identity and Background
Name of person filing: This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"): (i) Dr. Raza Bokhari; and (ii) RBx Capital, LP.
Residence or business address: The business address of each of the Reporting Persons is c/o Medicus Pharma Ltd., 300 Conshohocken State Road, Suite 200, West Conshohocken, PA 19428.
Present principal occupation or employment:
Dr. Raza Bokhari serves as Chief Executive Officer of the Issuer, and as the Executive Chairman of the board of directors of the Issuer. The principal business of the Issuer is the clinical development of novel and potentially disruptive therapeutic assets, and the address of its principal executive offices is 300 Conshohocken State Road, Suite 200, West Conshohocken, PA 19428.

RBx Capital, LP is a Delaware limited partnership, the principal business of which is holding and managing investments, including the securities reported herein. Dr. Bokhari is the managing partner of RBx Capital, LP. The address of its principal business office is the address set forth in Item 2(b) above.
Criminal convictions in the last five years: During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See Row (6) of each Reporting Person's cover page.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The securities reported herein as beneficially owned by Dr. Bokhari include (i) 1,125,000 common shares issuable upon the exercise of stock options that are currently exercisable or will become exercisable within 60 days of the date hereof and (ii) 2,941,176 common shares. Such securities were granted to Dr. Bokhari by the Issuer as compensation for his services as an officer and director of the Issuer, and no cash consideration was paid by Dr. Bokhari in connection with the grant of such securities.

The 793,173 common shares held directly by RBx Capital, LP were acquired using the working capital of RBx Capital, LP, prior to the Issuer's initial public offering in November 2024.

No borrowed funds were used to acquire the securities reported herein.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons hold the securities reported herein for investment purposes and in the capacities further described below. Dr. Bokhari acquired, and holds, such securities both directly, and through his control of RBx Capital, LP, as applicable, in connection with his service as Executive Chairman and Chief Executive Officer of the Issuer, and as an initial investor in the securities of the Issuer at the time of its reverse take-over transaction as described in the Issuer's filings with the Commission.

In his capacity as Executive Chairman and Chief Executive Officer of the Issuer, Dr. Bokhari participates in the management and direction of the business and affairs of the Issuer and, in that capacity, regularly considers, formulates and discusses with other members of management and with the board of directors of the Issuer, and votes upon as a director, matters relating to the Issuer's business, operations, strategy, capitalization, financing arrangements, dividend policy, board and management composition, corporate structure and strategic alternatives, including matters of the types described in clauses (a) through (j) of Item 4 of Schedule 13D. Dr. Bokhari may take such actions in his capacity as an officer and director of the Issuer, in each case subject to his fiduciary duties to the Issuer and its shareholders.

Each Reporting Person intends to review its investment in the Issuer on a continuing basis and, depending upon various factors, including the Issuer's business, financial position, strategy and prospects, the price levels of the common shares, general market, industry and economic conditions, applicable legal and regulatory requirements (including the Issuer's insider trading policy and applicable blackout periods) and other investment opportunities and considerations, may from time to time acquire additional common shares or other securities of the Issuer, or dispose of all or a portion of the securities that such Reporting Person now beneficially owns or may hereafter acquire, in the open market, in privately negotiated transactions, through the exercise of stock options or the vesting or settlement of other equity awards, in transactions with the Issuer, pursuant to a trading plan adopted in accordance with Rule 10b5-1 under the Act, or otherwise. Dr. Bokhari also expects to receive additional equity awards from the Issuer from time to time as compensation for his services as an officer and director of the Issuer.

Except as set forth in this Item 4, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D, although each Reporting Person reserves the right to formulate and pursue any such plans or proposals in the future, and to change its intentions with respect to any and all of the matters referred to in this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See Rows (11) and (13) of each Reporting Person's cover page. The percentages reported herein for RBx Capital are calculated based on 89,762,721 common shares issued and outstanding as of September 10, 2026, as confirmed by the Company's transfer agent on such date. The percentages reported herein for Dr. Raza Bokhari are calculated based on 89,762,721 common shares issued and outstanding as of September 10, 2026, as confirmed by the Company's transfer agent on such date, plus 1,125,000 common shares underlying stock options held by Dr. Raza Bokhari that are currently exercisable or will become exercisable within 60 days of the date hereof.
Number of shares as to which each person has sole or shared power to vote or dispose: See Rows (7), (8), (9) and (10) of each Reporting Person's cover page.
Transactions in the class effected during the past sixty days: Except as described in Items 3 and 4 above, neither Reporting Person effected any transaction in the common shares during the 60 days preceding the date of the event that requires the filing of this statement.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the common shares reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Dr. Bokhari is the managing partner of RBx Capital, LP and, in that capacity, has the power to vote and to dispose of the common shares held by RBx Capital, LP. Dr. Bokhari may therefore be deemed to be the beneficial owner of the common shares held by RBx Capital, LP.

Dr. Bokhari holds stock options to purchase common shares that were granted under the Issuer's equity incentive plan and that are subject to the terms and conditions of such plan and the applicable award agreements, including provisions relating to vesting, exercise, expiration and transfer restrictions. Dr. Bokhari is also party to customary arrangements with the Issuer in his capacity as an officer and director, including with respect to indemnification.

The Reporting Persons have entered into a Joint Filing Agreement, dated as of September 14, 2026, pursuant to which they have agreed to file this statement jointly in accordance with Rule 13d-1(k)(1) under the Act. A copy of the Joint Filing Agreement is filed as Exhibit 99.1 hereto and is incorporated herein by reference.

Except as described in this Item 6 and elsewhere in this statement, neither Reporting Person is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1: Joint Filing Agreement, dated as of September 14, 2026, by and between Dr. Raza Bokhari and RBx Capital, LP.

Exhibit 99.2: Medicus Pharma Ltd. Equity Incentive Plan (as amended) (incorporated by reference from Exhibit 4.6 to the Issuer's Registration Statement on Form S-8, filed with the SEC on November 14, 2024).

## Signatures
- BOKHARI, RAZA: /s/ Raza Bokhari, Dr. Raza Bokhari (09/14/2026)
- RBx Capital, LP: /s/ Raza Bokhari, Dr. Raza Bokhari, Managing Partner (09/14/2026)